Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333- 236463

B. RILEY FINANCIAL, INC.
US $200,000,000

6.00% Senior Notes Due 2028
Final Term Sheet

Issuer:	B. Riley Financial, Inc.

Securities:	6.00% Senior Notes Due 2028 (the “Notes”)

Type:	SEC Registered

Trade Date:	January 21, 2021

Settlement Date:	January 25, 2021

Listing:	Expected NASDAQ “RILYT”

Size:	$200,000,000

Option:	$30,000,000

Maturity Date:	January 31, 2028

Ratings:

The Notes have received a “BBB+” investment-grade rating from Egan-Jones Ratings Co., an independent, unaffiliated rating agency. Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agency by the Issuer and information obtained by the rating agency from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the Notes. Each rating should be evaluated independently of any other rating.

Annual Coupon:	6.00%, paid quarterly in arrears
Interest Payment Dates:	January 31, April 30, July 31 and October 31, commencing April 30, 2021, and at maturity
Price to the Public:	100%
Day Count:	30/360
Optional Redemption:

The Notes may be redeemed for cash in whole or in part at any time at the issuer’s option (i) on or after January 31, 2022 and prior to January 31, 2023, at a price equal to $25.75 per Note, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after January 31, 2023 and prior to January 31, 2024, at a price equal to $25.50 per Note, plus accrued and unpaid interest to, but excluding, the date of redemption, (iii) on or after January 31, 2024 and prior to January 31, 2025, at a price equal to $25.25 per Note, plus accrued and unpaid interest to, but excluding, the date of redemption and (iv) on or after January 31, 2025 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption.

Minimum Denomination / Multiples:	$25.00/$25.00
CUSIP/ISIN:	05580M 835/US05580M8358
Book-Running Managers:	B. Riley Securities, Inc., Ladenburg Thalmann & Co. Inc., National Securities Corporation, William Blair & Company, L.L.C. and Incapital LLC
Co-Managers:	Aegis Capital Corp., Boenning & Scattergood, Inc., Huntington Capital Markets, Kingswood Capital Markets, division of Benchmark Investments, Inc., Newbridge Securities Corporation and Wedbush Securities, Inc.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a base prospectus dated February 24, 2020) and a preliminary prospectus supplement dated January 20, 2021 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from B. Riley Securities, Inc. by calling (703) 312-9580 or by emailing prospectuses@brileysecurities.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.